Exhibit 11.2

CONSENT OF MISO ROBOTICS, INC.

We consent to the use, in this Offering Statement on Form 1-A of our opinion regarding validation of the Ally Robotics future product, our planned pilot program with Ally Robotics, and our potential purchase of Ally robotic arms based on a non-binding statement of intent.

Very truly yours,

/s/ Mike Bell

Chief Executive Officer

Miso Robotics, Inc.

Pasadena, CA

April 21, 2022